Exhibit 99.77(C)

ITEM 77C - Matters submitted to a vote of security holders

  An annual meeting of shareholders of Voya Global Advantage and Premium Opportunity Fund was held July 2, 2014 to: 1) elect 4 nominees to the Board of Trustees of Voya Global Advantage and Premium Opportunity Fund.
	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
J. Michael Earley	1	15,055,284.000	974,274.000	0.000	0.000	16,029,558.000
Patrick W. Kenny	1	15,034,073.000	995,485.000	0.000	0.000	16,029,558.000
Shaun P. Mathews	1	12,527,221.000	3,502,337.000	0.000	0.000	16,029,558.000
Roger B. Vincent	1	15,052,176.000	977,382.000	0.000	0.000	16,029,558.000

Proposal passed.